To: The Board of Directors and Executive Leadership
Lee Enterprises, Incorporated

## Re: Proposal to Support Recapitalization and Strategic Alignment

Dear Members of the Board and Executive Team,

I am writing to formally express our interest in working collaboratively with Lee Enterprises, Incorporated ("Lee" or the "Company") to facilitate a strategic recapitalization and strengthen the Company's long-term financial position. We believe the time is right to move forward with a solution that balances realism, fairness, and the opportunity for transformation.

While BH retains rights under its existing agreement — including the ability to put the debt at 105% of par in the event of a change of control — we understand that they are supportive of a recapitalization plan, provided it is coupled with new equity capital and a structure that allows the Company to become current in its obligations to BH, taking into account the Company's recent lease and interest deferrals. We have structured our proposal with the intent to enable that.

We are prepared to invest $25 million in Lee, through the purchase of newly issued common equity at a price of $2.00 per share. In addition, we would fully backstop a $25 million rights offering, also priced at $2.00 per share, to give existing shareholders the opportunity to participate on equal terms. This structure is intended to provide a clear, equitable path to raise the $50 million in new capital the Company needs.

At our proposed price of $2.00 per share, and based on approximately 6 million shares currently outstanding, our plan values the Company at approximately $462 million in enterprise value. This valuation reflects the combination of Lee's existing approximately $450 million in long-term debt and, at $2 per share, $12 million in implied equity value. While this multiple (~15x current EBITDA) exceeds distressed trading norms, it reflects our confidence in Lee's long-term digital opportunities and our willingness to support a full recapitalization.

We acknowledge that this pricing is meaningfully below Lee's recent trading levels. However, based on the Company's enterprise value, capital structure, and recent public filings, we believe this level more accurately reflects economic reality. Importantly, we believe this approach avoids a zero-out restructuring while still creating a viable platform for investment, balance sheet repair, and digital growth.

We believe our proposal provides the following benefits:

- Allows existing shareholders to fully participate in the capital raise via the rights offering, preserving pro-rata ownership for those who contribute new capital;

- Provides the Company with sufficient liquidity to address deferred obligations and work with BH to bring obligations current;

- Positions Lee to invest in digital transformation, technology, and operational improvements; and

- Creates a framework for long-term alignment between shareholders, creditors, and management.

We also respectfully ask the Board to evaluate the Company's shareholder rights plan (poison pill), currently set to trigger at 15% ownership of the Company's shares. Given the nature of the proposed capital raise, we encourage the Company to consider whether a waiver or amendment to that provision is appropriate in light of fiduciary obligations and the goal of maximizing enterprise value for all stakeholders.

We would welcome the opportunity to speak with you in the coming days and initiate a cooperative process, including the engagement of independent financial and legal advisors to assist the Board in evaluating structure, fairness, and governance matters.

We look forward to hearing from you soon.

Respectfully,

David Hoffmann